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Kirkpatrick &Lockhart Nicholson Graham LLP

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October 31, 2005

Cord Blood America, Inc.
9000 West Sunset Boulevard, Suite 400
West Hollywood, California 90069
Attention: Mr. Matthew Schissler, Chief Executive Officer

Re: Cord Blood America, Inc. (the "Corporation")
Registration Statement on Form S-8 (the “Registration Statement")

Gentlemen:

We have acted as special counsel to the Corporation in connection with the preparation of the Registration Statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "1933 Act"), relating to the registration of 103,292 shares of the Corporation's common stock, par value $0.0001 per share (the "Common Stock"). We are furnishing this opinion to you in accordance with Item 601(b)(5) of Regulation S-B promulgated under the 1933 Act.

We are familiar with the Registration Statement, and we have examined the Corporation's Articles of Incorporation, as amended to date, the Corporation's Bylaws, as amended to date, and minutes and resolutions of the Corporation's Board of Directors and shareholders. We have also examined such other documents, certificates, instruments and corporate records, and such statutes, decisions and questions of law as we have deemed necessary or appropriate for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that the shares of Common Stock to be sold pursuant to the Registration Statement, when issued and sold in accordance with the Registration Statement will he validly issued, fully paid and non-assessable

Very truly yours,

/s/ Kirkpatrick & Lockhart Nicholson Graham LLP
KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP